FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST
  99.1         Canarc Resource Options its Fondaway Canyon and Dixie Comstock Properties in Nevada to Getchell Gold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date: October 16, 2019
/s/  Scott Eldridge

Scott Eldridge
Chief Executive Officer